Exhibit 99.1

CONTACT
DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	INVESTOR RELATIONS	MEDIA RELATIONS
	KEDAR UPADHYE kedaru@drreddys.com (Ph: +91-40-66834297)	CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s signs MoU with Life Sciences Sector Skill Development Council and Vishnu Institute of Pharmaceutical Education and Research

to Strengthen the Skilled Labour Pool in the Life Science Industry

Hyderabad, India – 7 December, 2015.	For Immediate dissemination

Dr. Reddy’s announced the signing of a Memorandum of Understanding (MoU) with The Life Sciences Sector Skill Development Council (LSSSDC) and Vishnu Institute of Pharmaceutical Education and Research (VIPER). The MoU is aimed at fostering market research collaboration between LSSSDC and industry partners, that in turn will help align educational courses to industry requirements. The MoU will also collaborate to create pharmaceutical, biotechnology and clinical research occupation standards, as well as establish a competency matrix for job roles in the pharmaceutical sector.

The partnership is aimed at addressing the shortage of skilled and certified manpower in the industry, and will help in establishing the framework for long-term collaboration between the Council and Industry. The partnership will also help strengthen the skilled labour pool and create standards for certification and accreditation, as per the requirements of the life sciences sector.

On entering into the partnership, Satish Reddy – Chairman, Dr. Reddy’s Laboratories and Chairman of the LSSSDC said, “Skill intensive industries such as the pharmaceutical life sciences sector, are poised to contribute significantly to India’s GDP growth in the coming years. It is paramount for us to create a strong foundation of highly skilled resources to support this growth. Our collaboration with LSSSDC and VIPER will go a long way in developing the right talent pool of skills, In line with the future needs of Indian industry.”

The MoU between Dr. Reddy’s Laboratories, LSSSDC and VIPER is expected to pave the way for the entire life sciences industry in Telangana and Andhra Pradesh regions to develop a skilled workforce for technical job roles, from as early as 2016.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. is an integrated pharmaceutical company, committed to accelerating access to affordable and innovative medicines, because it believes Good Health Can’t Wait. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – the company offers a portfolio of products and services that include active pharmaceutical ingredients, (APIs), custom pharmaceutical services, generics, biosimilars and differentiated formulations. With operations in 26 countries across the globe, the major therapeutic areas of Dr. Reddy’s are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults, currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation, including related integration issues.

The company assumes no obligation to update any information contained herein.